Q2 2014	Second Quarter Report
for the three and six months ended September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months and six months ended September 30, 2013 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Report on Form 20-F for the fiscal year ended March 31, 2013. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “SMART Technologies,” “SMART®,” “we,” “our,” “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2014, we mean our fiscal year ending March 31, 2014. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America and the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2013	1.0162	1.0011
Monthly Fiscal 2014
April	1.0114	1.0190
May	1.0297	1.0201
June	1.0519	1.0320
July	1.0305	1.0407
August	1.0537	1.0378
September	1.0305	1.0357
Monthly Fiscal 2013
April	0.9879	0.9926
May	1.0329	1.0102
June	1.0181	1.0275
July	1.0029	1.0135
August	0.9857	0.9927
September	0.9832	0.9785

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding,” “expect,” “increase,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the enterprise market and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	possible changes in the demand for our products;

•	our ability to maintain sales in developed markets that are more saturated;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our substantial debt could adversely affect our financial condition;

•	our inability to service our indebtedness;

•	our ability to attract, retain and motivate qualified personnel;

•	uncertainty or disruptions as a result of changes in our senior management;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage cash flow, foreign exchange risk and working capital; and

•	our ability to manage, defend and settle litigation.

Overview

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use. We introduced the world’s first interactive whiteboard in 1991 and we remain the global leader in the interactive display market with over 2.9 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over two million classrooms worldwide, reaching over 50 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products including SMART Board® interactive whiteboards and flat panels, LightRaiseTM interactive projectors, the SMART Table® interactive learning center and the SMART PodiumTM. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our solutions for enterprise include a set of comprehensive products that combine industry-leading interactive displays with powerful collaboration software.

Highlights

•

Revenue decreased by 11.1%, from $345.3 million in the first six months of fiscal 2013 to $307.0 million in the first six months of fiscal 2014. Gross margin percentage was 43.0% in the first six months of fiscal 2014 compared to 45.6% in the prior-year period. Adjusted EBITDA increased by $0.2 million, from $51.8 million in the first six months of fiscal 2013 to $52.0 million in the first six months of fiscal 2014. Adjusted Net Income decreased by $1.2 million, from $25.6 million in the first six months of fiscal 2013 to $24.4 million in the first six months of fiscal 2014.

•

In December 2012, we signed a purchase and sale agreement to execute a sale-leaseback of our global headquarters building located in Calgary, Canada. The transaction closed in the first quarter of fiscal 2014 for net proceeds of $76.2 million. The term of the lease is 20 years with annual rental payments of CDN$5.9 million subject to an 8% escalation every five years. Based on the terms of the lease, we have classified and are accounting for the lease as a capital lease.

•

In July 2013, we closed our credit facility refinancing. We entered into a $125.0 million four-and-a-half-year senior secured term loan and a four-year, $50.0 million asset-based loan credit facility. The proceeds from this transaction were used to repay our First lien facility, fund transaction costs and for other corporate purposes.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Consolidated Statements of Operations
Revenue	$151.1	$170.8	$307.0	$345.3
Cost of sales	86.9	94.2	175.1	188.0

Gross margin	64.2	76.6	131.9	157.3
Operating expenses
Selling, marketing and administration	31.3	42.3	62.8	90.4
Research and development	9.9	12.0	21.1	25.2
Depreciation and amortization	6.5	7.9	13.3	15.5
Restructuring costs	0.0	3.1	(0.7)	3.2

Operating income	16.5	11.3	35.4	23.0
Non-operating expenses
Other loss (income), net	0.0	0.3	(0.1)	0.2
Interest expense	7.1	3.4	10.6	6.6
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)

Income before income taxes	12.8	15.9	22.0	18.2
Income tax expense	2.0	2.3	2.0	3.1

Net income	$10.8	$13.6	$20.0	$15.1

Earnings per share
Basic	$0.09	$0.11	$0.17	$0.12
Diluted	$0.09	$0.11	$0.16	$0.12
Weighted-average number of shares outstanding
Basic	121,063,535	120,984,474	120,871,669	121,176,797
Diluted	126,867,011	123,857,584	126,570,912	124,049,907
Period end number of shares outstanding	121,067,578	120,950,351	121,067,578	120,950,351

Selected Data
Revenue by geographic location
North America	$83.3	$99.2	$179.1	$221.1
Europe, Middle East and Africa	45.9	56.4	77.7	94.3
Rest of World	21.9	15.2	50.2	29.9

	$151.1	$170.8	$307.0	$345.3

Revenue change(1)	(11.5)%	(18.8)%	(11.1)%	(16.3)%
As a percent of revenue
Gross margin	42.5%	44.8%	43.0%	45.6%
Selling, marketing and administration	20.7%	24.8%	20.5%	26.2%
Research and development	6.6%	7.0%	6.9%	7.3%

Adjusted EBITDA(2)	$24.5	$26.7	$52.0	$51.8
Adjusted EBITDA as a percent of revenue(2)(3)	16.3%	15.4%	17.0%	14.8%

Adjusted Net Income(4)	$7.6	$13.0	$24.4	$25.6
Adjusted Net Income per share(4)(5)
Basic	$0.06	$0.11	$0.20	$0.21
Diluted	$0.06	$0.11	$0.19	$0.21

Total number of interactive displays sold(6)	93,251	111,741	181,807	206,552
Average selling price of interactive displays sold(7)	$1,366	$1,234	$1,354	$1,317

Total assets	$396.1	$541.5	$396.1	$541.5
Total long-term liabilities	$225.9	$395.8	$225.9	$395.8

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.

(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is a non-GAAP measure that is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, SMART Room SystemsTM, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Adjusted EBITDA
Net income	$10.8	$13.6	$20.0	$15.1
Income tax expense	2.0	2.3	2.0	3.1
Depreciation in cost of sales	1.6	1.0	3.1	2.0
Depreciation and amortization	6.5	7.9	13.3	15.5
Interest expense	7.1	3.4	10.6	6.6
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)
Change in deferred revenue(1)	(0.7)	2.2	(0.7)	5.1
Stock-based compensation	0.6	1.0	1.6	2.8
Costs of restructuring(2)	0.0	3.3	(0.7)	3.4
Other loss (income), net	0.0	0.3	(0.1)	0.2

Adjusted EBITDA	$24.5	$26.7	$52.0	$51.8

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.6 million and $11.6 million in the three months ended September 30, 2013 and 2012, respectively, and we deferred revenue of $19.1 million and $23.5 million in the six months ended September 30, 2013 and 2012, respectively.

(2)

Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Adjusted Net Income
Net income	$10.8	$13.6	$20.0	$15.1
Adjustments to net income
Amortization of intangible assets	2.4	2.4	4.8	4.8
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)
Change in deferred revenue(1)	(0.7)	2.2	(0.7)	5.1
Stock-based compensation	0.6	1.0	1.6	2.8
Costs of restructuring(2)	0.0	3.3	(0.7)	3.4

	(1.1)	0.6	7.9	14.1
Tax impact on adjustments(3)	2.1	1.2	3.5	3.6

Adjustments to net income, net of tax	(3.2)	(0.6)	4.4	10.5

Adjusted Net Income	$7.6	$13.0	$24.4	$25.6

Adjusted Net Income per share
Earnings per share—basic	$0.09	$0.11	$0.17	$0.12
Adjustments to net income, net of tax, per share	(0.03)	(0.00)	0.03	0.09

Adjusted Net Income per share—basic	0.06	0.11	0.20	0.21

Earnings per share—diluted	0.09	0.11	0.16	0.12
Adjustments to net income, net of tax, per share	(0.03)	(0.00)	0.03	0.09

Adjusted Net Income per share—diluted	$0.06	$0.11	$0.19	$0.21

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012.

(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $19.7 million, or 11.5%, from $170.8 million in the second quarter of fiscal 2013 to $151.1 million in the second quarter of fiscal 2014, and decreased by $38.3 million, or 11.1%, from $345.3 million in the first six months of fiscal 2013 to $307.0 million in the first six months of fiscal 2014. Sales volumes for SMART’s interactive displays in the second quarter of fiscal 2014 were 93,251 units, a decrease of 18,490 units, or 16.5%, from 111,741 units in the second quarter of fiscal 2013, and in the first six months of fiscal 2014 were 181,807 units, a decrease of 24,745 units, or 12.0%, from 206,552 units in the first six months of fiscal 2013. For the quarter, revenue from our education solutions was impacted by macroeconomic pressures and competition from other classroom technologies, including tablets. Sales of our enterprise solutions began to gain momentum toward the end of the second quarter, as shipments of our new SMART Room Systems began in late August 2013. For the six month period, declining revenue from our education and enterprise solutions was partially offset by a period-over-period increase in sales of our optical touch components. The interactive display average selling price increased by $132, from $1,234 in the second quarter of fiscal 2013 to $1,366 in the second quarter of fiscal 2014. The increase in average selling price was primarily due to a higher proportion of higher-priced products sold, including interactive flat panels and SMART Room Systems.

Gross Margin

Gross margin decreased by $12.4 million, from $76.6 million in the second quarter of fiscal 2013 to $64.2 million in the second quarter of fiscal 2014, and decreased by $25.4 million, from $157.3 million in the first six months of fiscal 2013 to $131.9 million in the first six months of fiscal 2014. Lower revenue was the key driver of the absolute gross margin decline. The gross margin percentage in the second quarter of fiscal 2014 was 42.5%, compared to 44.8% in the second quarter of fiscal 2013 and was 43.0% in the first six months of fiscal 2014, compared to 45.6% in the first six months of fiscal 2013. For the three and six months ended September 30, 2013, the decline in period-over-period gross margin percentage was a result of the increased revenue from our optical touch components, which generate lower gross margins.

Operating Expenses

Selling, Marketing and Administration Expense

Selling, marketing and administration expenses decreased by $11.0 million, or 26.0%, from $42.3 million in the second quarter of fiscal 2013 to $31.3 million in the second quarter of fiscal 2014, and decreased by $27.6 million, or 30.5%, from $90.4 million in the first six months of fiscal 2013 to $62.8 million in the first six months of fiscal 2014. The decrease in the second quarter of fiscal 2014 and the first six months of fiscal 2014 compared to the prior year periods was due to the impact of the fiscal 2013 restructuring which resulted in significant workforce reductions and reductions in discretionary spending. Selling, marketing and administration expense includes costs relating to consulting fees for the strategy and business process reviews and organizational changes of $2.1 million and $7.8 million in the second quarter and first six months of fiscal 2013, respectively.

Research and Development Expenses

Our research and development expenses decreased by $2.1 million, or 17.5%, from $12.0 million in the second quarter of fiscal 2013 to $9.9 million in the second quarter of fiscal 2014, and decreased by $4.1 million, or 16.3%, from $25.2 million in the first six months of fiscal 2013 to $21.1 million in the first six months of fiscal 2014. The decrease in research and development expenses in both the second quarter and first six months of fiscal 2014 was primarily driven by workforce reductions related to the fiscal 2013 December restructuring. Research and development remains a core focus and we continue to invest in product innovation.

Depreciation and Amortization

Depreciation and amortization of property and equipment decreased by $1.4 million, from $5.5 million in the second quarter of fiscal 2013 to $4.1 million in the second quarter of fiscal 2014, and decreased by $2.2 million, from $10.7 million in the first six months of fiscal 2013 to $8.5 million in the first six months of fiscal 2014. The decrease in depreciation and amortization expense in the second quarter and first six months of fiscal 2014 can be attributed to a period-over-period decrease in capital expenditures in conjunction with certain capital assets becoming fully depreciated. Amortization of intangible assets was $2.4 million in the second quarter of fiscal 2014 and the second quarter of fiscal 2013, and was $4.8 million in the first six months of fiscal 2014 and the first six months of 2013.

Costs of Restructuring

(a)	Fiscal 2013 December restructuring

In December 2012, we announced a restructuring plan that increased focus on our target markets and streamlined our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. During the first six months of fiscal 2014, we recorded additional restructuring costs of $0.7 million related to employee termination costs, facilities being closed and other restructuring costs. Our original estimate of employee termination costs was higher than actual costs incurred and as a result an adjustment of $(1.3) million was recorded.

(b)	Fiscal 2013 August restructuring

In August 2012, we announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan was implemented during the quarter ended September 30, 2012. Our original estimate of outplacement costs was higher than actual costs incurred and as a result we recorded an adjustment of $(0.2) million in the second quarter of fiscal 2014.

(c)	Fiscal 2012 August restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. In the second quarter of fiscal 2014, we incurred $1.2 million in lease cancellation costs related to the surrender of a portion of the leased premises. We adjusted the lease obligation for the remaining premises by $(1.3) million based on the amended lease agreement. We incurred $0.1 million and $0.2 million in accretion expense related to the lease obligation in the three and six months ended September 30, 2013, respectively.

Non-Operating Expenses

Interest Expense

Interest expense increased by $3.7 million, or 108.8%, from $3.4 million in the second quarter of fiscal 2013 to $7.1 million in the second quarter of fiscal 2014, and increased by $4.0 million, or 60.6%, from $6.6 million in the first six months of fiscal 2013 to $10.6 million in the first six months of fiscal 2014. We expensed $2.0 million in deferred financing fees associated with the early repayment of our First lien facility in the second quarter of fiscal 2014. In July 2013, we entered into a new four-and-half year $125.0 million term loan. The increase in interest expense was due to higher interest payments incurred on this new Term loan and additional interest expense associated with the capital lease obligation.

Foreign Exchange (Gain) Loss

Foreign exchange (gain) loss changed by $4.9 million, from a gain of $8.3 million in the second quarter of fiscal 2013 to a gain of $3.4 million in the second quarter of fiscal 2014, and changed by $4.9 million, from a gain of $2.0 million in the first six months of fiscal 2013, to a loss of $2.9 million in the first six months of fiscal 2014. The change in the second quarter and first six months of fiscal 2014 compared to the prior year periods primarily related to the unrealized loss on the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars offset by the realized gain on settlement of the debt. The change in the first six months of fiscal 2014 was also impacted by the revaluation of higher U.S. dollar-denominated cash. From June 30, 2013 to September 30, 2013, the U.S dollar weakened by 2.0% against the Canadian dollar from CDN$1.0519 to CDN$1.0305 compared to a 3.4% weakening against the Canadian dollar for the same period last year. From March 31, 2013 to September 30, 2013, the U.S. dollar strengthened by approximately 1.4% against the Canadian dollar from CDN$1.0162 to CDN$1.0305 compared to a 1.4% weakening against the Canadian dollar for the same period last year.

Provision for Income Taxes

Income tax expense decreased by $0.3 million from $2.3 million in the second quarter of fiscal 2013 to $2.0 million in the second quarter of fiscal 2014, and decreased by $1.1 million from $3.1 million in the first six months of fiscal 2013 to $2.0 million in the first six months of fiscal 2014. The decrease in tax expense in the second quarter of fiscal 2014 compared to the same period in fiscal 2013 was primarily due to the decrease in net income offset by a reduction in Scientific Research and Experimental Development (“SR&ED”) credits. The decrease in tax expense in the first six months of fiscal 2014 compared to the same period in fiscal 2013 was primarily due to the increase in SR&ED credits and release of valuation allowance offset by the increase in net income. The tax provision also includes income tax credits recorded in the second quarter of fiscal 2014 and 2013 of $1.1 million and $1.5 million, respectively and includes investment tax credits recorded in the first six months of fiscal 2014 and 2013 of $3.5 million and $3.0 million, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange (gain) loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Net Income

Net income decreased by $2.8 million from $13.6 million in the second quarter of fiscal 2013 to $10.8 million in the second quarter of fiscal 2014, and increased by $4.9 million from $15.1 million in the first six months of fiscal 2013 to $20.0 million in the first six months of fiscal 2014. The decrease in the second quarter of fiscal 2014 compared to the same period in fiscal 2013 was primarily due to the decrease in gross margin of $12.4 million, increase in interest expense of $3.7 million and a $4.9 million increase in period-over-period foreign exchange losses, offset by a decrease in operating expenses of $17.6 million. The increase in the first six months of fiscal 2014 compared to the same period in fiscal 2013 was primarily due to the increase in operating income of $12.4 million and decrease in income taxes of $1.1 million, offset by an increase in interest expense of $4.0 million and an increase in period-over-period foreign exchange losses of $4.9 million.

Adjusted EBITDA

Adjusted EBITDA decreased by $2.2 million, or 8.2%, from $26.7 million in the second quarter of fiscal 2013 to $24.5 million in the second quarter of fiscal 2014, and increased by $0.2 million, or 0.4%, from $51.8 million in the first six months of fiscal 2013 to $52.0 million in the first six months of fiscal 2014. The decline in the second quarter of fiscal 2014 was primarily due to lower revenue and lower gross margin. The effects of reduced revenue and gross margin were substantially offset by quarter-over-quarter reductions in operating expenses. Adjusted EBITDA as a percent of revenue improved from 15.4% to 16.3% in the second quarter of fiscal 2014 compared to the same period last year. Reductions in operating expenses offset lower revenue and lower gross margin in the first six months of fiscal 2014, resulting in a slight increase in Adjusted EBITDA. Adjusted EBITDA as a percent of revenue improved from 14.8% to 17.0% in the first six months of fiscal 2014 compared to the same period last year.

Adjusted Net Income

Adjusted Net Income decreased by $5.4 million, or 41.5%, from $13.0 million in the second quarter of fiscal 2013 to $7.6 million in the second quarter of fiscal 2014, and decreased by $1.2 million, or 4.7%, from $25.6 million in the first six months of fiscal 2013 to $24.4 million in the first six months of fiscal 2014. The decrease in Adjusted Net Income for both the second quarter and first six months of fiscal 2014 compared to the prior year periods was due to lower revenue, lower gross margin and increased interest expense offset by lower operating expenses and lower depreciation and amortization expense.

Stock-Based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During the first six months of fiscal 2014, we granted 459,500 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $1.39 which vest over 36 months. The Company had a total of 3,216,034 options outstanding at September 30, 2013 with a weighted-average exercise price of $5.82. During the first six months of fiscal 2014, we also issued 210,000 time-based RSUs and 4,250,000 performance-based RSUs to executives and senior management of the Company.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net income (loss) to Adjusted EBITDA and reconciliation to Adjusted Net Income (Loss) for each of the eight most recent quarters, including the quarter ended September 30, 2013. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2014		Fiscal Year 2013				Fiscal Year 2012
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Consolidated Statements of Operations
Revenue	$151.1	$155.9	$105.2	$138.9	$170.8	$174.5	$148.0	$185.1
Cost of sales	86.9	88.2	59.7	80.1	94.2	93.8	89.2	105.6

Gross margin	64.2	67.7	45.5	58.8	76.6	80.7	58.8	79.5
Operating expenses
Selling, marketing and administration	31.3	31.5	40.1	40.4	42.3	48.1	46.7	44.2
Research and development	9.9	11.2	11.4	12.2	12.0	13.2	12.7	12.4
Depreciation and amortization	6.5	6.8	7.2	8.0	7.9	7.6	7.9	7.6
Restructuring costs	0.0	(0.7)	2.4	15.2	3.1	0.1	0.2	8.7
Impairment of goodwill	—	—	—	34.2	—	—	—	—
Impairment of property and equipment	—	—	2.2	—	—	—	—	—

Operating income (loss)	16.5	18.9	(17.8)	(51.2)	11.3	11.7	(8.7)	6.6
Non-operating expenses
Other loss (income), net	0.0	(0.1)	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)
Interest expense	7.1	3.5	3.0	3.2	3.4	3.2	3.5	2.9
Foreign exchange (gain) loss	(3.4)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)

Income (loss) before income taxes	12.8	9.2	(25.2)	(56.5)	15.9	2.3	(6.5)	11.2
Income tax expense (recovery)	2.0	0.0	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5

Net income (loss)	$10.8	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2014		Fiscal Year 2013				Fiscal Year 2012
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Adjusted EBITDA
Net income (loss)	$10.8	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7
Income tax expense (recovery)	2.0	0.0	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5
Depreciation in cost of sales	1.6	1.5	0.9	0.8	1.0	1.0	1.0	1.0
Depreciation and amortization	6.5	6.8	7.2	8.0	7.9	7.6	7.9	7.6
Interest expense	7.1	3.5	3.0	3.2	3.4	3.2	3.5	2.9
Foreign exchange (gain) loss	(3.4)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)
Change in deferred revenue(1)	(0.7)	0.0	(4.4)	(1.2)	2.2	2.9	0.3	2.9
Stock-based compensation	0.6	1.0	0.5	—	1.0	1.8	1.2	2.0
Costs of restructuring(2)	0.0	(0.7)	2.6	15.2	3.3	0.1	—	9.0
Impairment of goodwill	—	—	—	34.2	—	—	—	—
Impairment of property and equipment	—	—	2.2	—	—	—	—	—
Other loss (income), net	0.0	(0.1)	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)

Adjusted EBITDA(3)	$24.5	$27.5	$(8.8)	$5.8	$26.7	$25.1	$1.7	$29.1

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales. Fiscal 2012 includes restructuring costs of $8.7 million disclosed in the Company’s consolidated statements of operations and $0.3 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2014		Fiscal Year 2013				Fiscal Year 2012
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Adjusted Net Income (Loss)
Net income (loss)	$10.8	$9.2	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7
Adjustments to net income (loss)
Amortization of intangible assets	2.4	2.4	2.3	2.4	2.4	2.4	2.4	2.4
Foreign exchange (gain) loss	(3.4)	6.3	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)
Change in deferred revenue(1)	(0.7)	0.0	(4.4)	(1.2)	2.2	2.9	0.3	2.9
Stock-based compensation	0.6	1.0	0.5	—	1.0	1.8	1.2	2.0
Costs of restructuring(2)	0.0	(0.7)	2.6	15.2	3.3	0.1	—	9.0
Impairment of goodwill	—	—	—	34.2	—	—	—	—
Impairment of property and equipment	—	—	2.2	—	—	—	—	—

	(1.1)	9.0	8.2	52.6	0.6	13.5	(1.7)	9.0
Tax impact on adjustments(3)	2.1	1.4	1.0	4.0	1.2	2.4	0.5	3.0

Adjustments to net income (loss), net of tax	(3.2)	7.6	7.2	48.6	(0.6)	11.1	(2.2)	6.0

Adjusted Net Income (Loss)(4)	$7.6	$16.8	$(11.5)	$(2.3)	$13.0	$12.6	$(5.1)	$16.7

Adjusted Net Income (Loss) per share
Weighted-average number of shares outstanding (000’s)
Basic	121,064	120,678	120,536	120,544	120,757	121,142	121,445	122,033
Diluted	126,867	126,480	120,536	120,544	123,630	124,045	121,445	122,693

Earnings (loss) per share—basic	$0.09	$0.08	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09
Adjustments to net income (loss), net of tax, per share	(0.03)	0.06	0.05	0.40	(0.00)	0.09	(0.02)	0.05

Adjusted Net Income (Loss) per share—basic	$0.06	$0.14	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14

Earnings (loss) per share—diluted	$0.09	$0.07	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09
Adjustments to net income (loss), net of tax, per share	(0.03)	0.06	0.05	0.40	(0.00)	0.09	(0.02)	0.05

Adjusted Net Income (Loss) per share—diluted	$0.06	$0.13	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14

Total number of interactive displays sold(5)	93,251	88,556	60,444	71,938	111,741	94,811	81,716	100,898
Average selling price of interactive displays sold(6)	$1,366	$1,341	$1,360	$1,535	$1,234	$1,415	$1,322	$1,400

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Fiscal 2013 includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations and $0.4 million in inventory write-offs recorded in cost of sales. Fiscal 2012 includes restructuring costs of $8.7 million disclosed in the Company’s consolidated statements of operations and $0.3 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(4)	Adjusted Net Income (Loss) is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(5)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, SMART Room Systems, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(6)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of September 30, 2013, we held cash and cash equivalents of $51.8 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of September 30, 2013, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $6.9 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$118.1 million

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125.0 million senior secured term loan (the “Term loan”) and a four-year, $50.0 million asset-based loan credit facility (the “ABL”). The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10% in the last two years. The ABL bears interest at LIBOR plus 2.5% and was undrawn as of September 30, 2013. The First lien facility was repaid in full in July 2013.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $23.0 million from net cash provided of $40.1 million in the first six months of fiscal 2013 to net cash provided of $17.1 million in the first six months of fiscal 2014. The decrease was attributable to a net increase in period-over-period working capital partly offset by higher operating income. This increase in working capital in the first six months of fiscal 2014 was primarily related to increasing inventory and accounts receivables partially offset by declining accounts payable, accrued and other current liabilities and collection of income taxes recoverable. In comparison, the decrease in working capital in the first six months of fiscal 2013 primarily related to declining inventory balances, partially offset by decreases in accounts payable and accrued and other current liabilities.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities increased by $79.5 million from net cash used in investing activities of $9.4 million in the first six months of fiscal 2013 to net cash provided by investing activities of $70.1 million in the first six months of fiscal 2014. The increase was primarily due to proceeds received from the sale of our global headquarters building.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $173.5 million from $2.1 million in the first six months of fiscal 2013 to $175.6 million in the first six months of fiscal 2014. The cash used in financing activities related to the closing of our credit facility refinancing in July 2013. We entered into a $125.0 million senior secured term loan and repaid the balance of the First lien facility.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of September 30, 2013.

	12 months ending September 30,
	2014	2015	2016	2017	2018	2019 and thereafter	Total
Operating leases	$4.7	$4.2	$3.5	$2.6	$1.2	$10.3	$26.5
Capital lease	5.8	5.8	5.8	5.8	5.9	98.5	127.6
Derivative contracts	0.7	—	—	—	—	—	0.7
Long-term debt repayments
Long-term debt principal	9.4	9.4	11.7	12.5	82.0	—	125.0
Future interest obligations on long-term debt	12.9	11.9	10.9	9.6	2.9	—	48.2
Purchase commitments	109.5	5.4	0.8	—	—	—	115.7

Total	$143.0	$36.7	$32.7	$30.5	$92.0	$108.8	$443.7

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at September 30, 2013. Fluctuations in these rates may result in actual payments differing from those in the above table.

Commitments and contingencies

Securities Class Actions

Historical Background

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO alleging certain violations of federal securities laws in connection with the IPO. These complaints were eventually consolidated in the United States District Court for the Southern District of New York (the “New York Class Action”).

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Ontario Class Action”).

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares (the “California Matter”). The Company considered that this proceeding was not materially different than the New York Class Action. The California Matter was ultimately stayed pending the resolution of the New York Class Action.

All of the claims in the U.S. and Canada were essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Preliminary Approval of Settlement of Securities Class Actions

On April 30, 2013, the parties executed a stipulation of settlement which the New York Court preliminary approved on May 23, 2013 and the Ontario Court preliminary approved on May 13, 2013. Pursuant to the settlement terms, the parties agreed to settle the New York and Ontario Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of the California Matter.

Final Approval of Settlement and Disposition of All Matters

On September 17, 2013, following a fairness hearing, the New York Court issued its final approval of the settlement and final judgment dismissing all claims with prejudice in respect of the New York Class Action.

On September 13, 2013, the Ontario Court issued its final approval of the settlement and final judgment dismissing all Canadian claims with prejudice in respect of the Ontario Action.

Following final approval of the class settlement in the New York Class Action, the plaintiffs in the California Matter filed a motion for voluntary dismissal of the action, which the California Court granted on October 10, 2013.

The settlement was funded entirely by insurance maintained by the Company.

Other Litigation

We are involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of September 30, 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 30, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2013 Annual Report on Form 20-F, except as disclosed in Note 1 – Basis of presentation and significant accounting policies in the notes to the consolidated financial statements for the three and six months ended September 30, 2013.

Change in Accounting Estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which will become available April 2014, the Company has announced it will cease its past practice to provide technical support services and upgrades over the life of a product. The Company has reassessed the estimated period that support services and unspecified software upgrades are expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales is expected to end on March 31, 2015 and has therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. See Note 1 – Basis of presentation and significant accounting policies – Change in accounting estimate – revenue recognition for multi-element arrangements in the notes to the consolidated financial statements for further discussion of this change in accounting estimate.